As filed with the Securities and Exchange Commission on June 29, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2021

Commission file number: 1-10899

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMCO REALTY CORPORATION 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KIMCO REALTY CORPORATION

500 NORTH BROADWAY, SUITE 201

JERICHO, NY 11753

Kimco Realty Corporation 401(k) Plan

Financial Statements

December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Kimco Realty Corporation 401(k) Plan

Jericho, New York

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kimco Realty Corporation 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H (Form 5500), Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2010.

Melville, New York

June 29, 2022

Kimco Realty Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	December 31, 2021	December 31, 2020

Assets:
Investments, at fair value (see Note 3):	$154,819,024	$132,915,094
Cash	521,478	-

Receivables:
Notes receivable from participants	1,262,761	1,543,131
Employer contributions	48,680	59,346
Total receivables	1,311,441	1,602,477

Net assets available for benefits	$156,651,943	$134,517,571

The accompanying notes are an integral part of these financial statements.

Kimco Realty Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years ended December 31, 2021 and 2020

	December 31, 2021	December 31, 2020

Additions:
Investment activities:
Net appreciation in fair value of investments	$14,464,818	$12,033,645
Interest and dividends	6,499,332	4,608,457
Investment income	20,964,150	16,642,102

Contributions:
Participant	5,077,940	4,913,426
Rollovers	1,069,500	416,684
Employer	2,259,623	2,307,282
Total contributions	8,407,063	7,637,392

Other income	-	231
Interest income on notes receivable from participants	79,662	83,341

Total additions	29,450,875	24,363,066

Deductions:
Benefits paid to participants	(7,262,653)	(7,249,047)
Administrative expenses	(53,850)	(49,608)
Total deductions	(7,316,503)	(7,298,655)

Net increase	22,134,372	17,064,411

Net assets available for benefits:
Beginning of year	134,517,571	117,453,160

End of year	$156,651,943	$134,517,571

The accompanying notes are an integral part of these financial statements.

1.	DESCRIPTION OF PLAN:

The following description of the Kimco Realty Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a comprehensive description of the Plan’s provisions.

General - The Plan was established on March 31, 1984 as a defined contribution plan covering all eligible full-time, part-time and temporary employees of Kimco Realty Corporation (the “Company”) who are 21 years of age or older. Temporary employees must complete 1,000 hours of service before participating in the Plan. Employees may elect to participate in the Plan on the first day of the month coinciding with or following their hire date or eligibility requirements, respectively. The Company will provide a matching contribution for participants who have completed one year of service and are 21 years of age or older. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the years ended December 31, 2021 and 2020, T. Rowe Price Trust Company (“T. Rowe Price”) served as trustee of the Plan.

On August 3, 2021, Weingarten Realty Investors (“Weingarten”) merged with and into the Company, with the Company continuing as the surviving public company (the “Merger”), pursuant to the definitive merger agreement (the “Merger Agreement”) between the Company and Weingarten which was entered into on April 15, 2021.  The Merger Agreement provided that the Company permitted participants who were actively employed by the Company subsequent to the Merger to make rollover contributions into the Plan in the form of cash. See Subsequent Events disclosure below.

Contributions - Each year, participants may contribute a combination of pre-tax and after-tax annual compensation, as defined in the Plan, up to the maximum combined allowable amount determined by the Internal Revenue Service (“IRS”) each calendar year ($19,500 in 2021 and 2020). Those who were age 50 or older during 2021 and 2020 were able to take advantage of a higher pre-tax contribution limit of $26,000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants have the option to make changes to their percentage contribution election daily. The Company matches participants’ contributions annually up to 5% of eligible compensation subject to IRS limitations and $8,500 maximum company match. All matching contributions by the Company are deposited into the participants’ individual account separately. In addition to the matching contribution, the Company may make a discretionary contribution which is determined and approved by the Plan’s investment committee on an annual basis. No discretionary contribution payments were made for the years ended December 31, 2021 and 2020. All Company contributions are invested based upon participant account elections.

The Plan has a Roth 401(k) feature which enables participants to defer some or all of their 401(k) contributions on an after-tax rather than pre-tax basis, allowing for tax-free (federal and most states) distributions on both participant contributions and related earnings at retirement. Generally, participation in the Roth 401(k) allows for tax free distributions if the Roth account has been in place for 5 years and the participant has attained age 59 ½.

The Plan has a safe harbor status for its matching contributions. The employer will match the employee’s elective deferral contributions and catch-up contributions on a dollar-to-dollar basis up to 5% of the eligible compensation contributed to the Plan on a per pay period basis, with a maximum annual company match of $8,500. The amount of compensation taken into consideration for purposes of this match is restricted to the annual pay limit of $290,000 and $285,000 for 2021 and 2020, respectively, as designated by the IRS.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Each participant may direct their contribution to be invested in any of the thirty-one mutual funds, a common collective trust fund or Kimco Realty Company Stock offered by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their voluntary and Company matching contributions plus actual earnings thereon.

Notes Receivable from participants - Participants may borrow from their fund accounts an amount aggregating the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50% of the participant’s vested account balance. Loan terms range from one to five years or a reasonable period of time greater than 5 years for the purchase of a principal residence. The Plan allows for a participant to have two loans outstanding at one time. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate based on the Wall Street Journal’s prime rate published on the prior business day plus, 1% at time of issuance. The interest rate must be one that a bank or other professional lender would charge for making a loan in similar circumstances. The interest rates for loans outstanding at December 31, 2021 and 2020, ranged from 4.25% - 6.50%.

Payment of benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants under the age of 59½ years may obtain a portion of their account balance in the event of financial hardship. The basis for determining financial hardship is in accordance with Section 401(k) of the Internal Revenue Code. The Plan adopted an amendment pertaining to hardship withdrawals made on or after January 1, 2020. These hardship withdrawals are no longer subject to the six-month suspension for making contributions to the Plan after such withdrawal is received.

Other income - T. Rowe Price Retirement Plan Services, Inc. (“TRP RPS”) provides pricing credits to the Plan in recognition of amounts TRP RPS (and its affiliates) receives from Plan investment options. Subject to any plan sponsor imposed de minimis rules, the pricing credits are allocated to the Plan accounts of participants in proportion to their account balances invested in those investment options. To be eligible for an allocation of fee credits, a participant must maintain a balance in the Plan on the last day of the quarter.

The Plan pays a flat annual rate per participant for the record keeping fees, which are used to cover the recordkeeping services provided by T. Rowe Price.

The following table presents the change in the administrative budget account for the years ended December 31, 2021 and 2020:

	2021	2020
Balance at January 1,	$735	$732
Gain	-	3
Balance at December 31,	$735	$735

Administrative expenses - Expenses related to Plan maintenance are paid by the participant. Investment-related expenses are included in net appreciation in fair value of investments. All other expenses are substantially paid by the Company and are excluded from these financial statements.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which included several relief provisions available to tax qualified retirement plans and their participants. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the Plan document. Major provisions implemented that impacted the Plan include:

●

Participants could take a distribution relating to coronavirus hardship up to the lesser of $100,000 or 100% of participant’s vested account balance without penalty through December 31, 2020. The distributions would be repayable to the Plan within 3 years.

●

Loan repayments with a due date between March 27, 2020 and December 31, 2020 were suspended until December 31, 2020 and re-amortized as soon as administratively feasible after January 1, 2021. The Plan was also amended to allow participants, through September 2020, to have up to three loans outstanding at one time. It has since been returned to its previous limit of two.

●	Required minimum distributions were waived for the 2020 calendar year.

2.	SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosure of commitments at the date of the financial statements and the changes in assets available for benefits during the applicable reporting period. The most significant estimates relate to the valuation of investments. Actual results could differ from those estimates. Moreover, it is reasonably possible that the value of these investments will change in the ensuing year.

Investment Valuation and Income Recognition

Mutual funds and the common stock investment are stated at fair market value as determined by quoted market prices. The common collective trust’s fair value is determined using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of common stock, mutual funds and a common collective trust fund. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in their value, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the financial statements. The Plan had two investments which exceed 10% of total investments at December 31, 2021: Retirement 2025 Fund I Class - 13.5% and Retirement 2040 Fund I Class - 12.9%. The Plan had two investments which exceed 10% of total investments at December 31, 2020: Retirement 2025 Fund I Class - 13.7% and Retirement 2040 Fund I Class - 12.1%.

Fair Value

The Plan follows the FASB’s Fair Value Measurement guidance relating to financial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances.

The guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the guidance establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

●	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

●

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

●	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is minimal, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent Events

The Plan monitors significant events occurring after the financial statement date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which the Plan is aware of were evaluated through the date of this report.

Prior to the Merger, Weingarten maintained a separate 401(k) plan for the benefit of Weingarten’s employees, which was known as Savings and Investment Plan for Employees of Weingarten Realty Investors (the “Weingarten Plan”). Effective January 1, 2022, the Weingarten Plan merged with and into the Plan. The assets of the Weingarten Plan held by Merrill Lynch, Pierce, Fenner & Smith, trustee of the Weingarten Plan, were valued on December 31, 2021, then sold or transferred in kind to T. Rowe Price, trustee for the Plan. The net assets transferred as a result of the merger amounted to $58,365,726 after taking into consideration employer contributions.

3.	FAIR VALUE MEASUREMENTS:

The Plan’s financial instruments are measured under the fair value standard. The Plan currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

The Plan’s valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets and are classified within Level 1 of the valuation hierarchy.

The fair market value of the common collective trust has been established using the Net Asset Value (“NAV”) provided by the administrator of the fund under the practical expedient approach and therefore is not assigned to a level in the hierarchy table. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There are no unfunded commitments to the fund and there are no restrictions on the NAV price or its equivalent. The Plan is required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of Trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes to the methodologies used at December 31, 2021 and 2020.

The are no plan liabilities required to be recorded at fair value at December 31, 2021 and 2020.

The tables below present the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020, aggregated by the level in the fair value hierarchy within which those measurements fall.

Investments Measured at Fair Value on a Recurring Basis at December 31, 2021:

	As of December 31, 2021
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$138,049,598	$138,049,598	$-	$-
Kimco Realty Company Stock	7,026,374	7,026,374	-	-
Investments measured at net asset value: Common Collective Trust (a)	9,743,052
Total Assets	$154,819,024	$145,075,972	$-	$-

Investments Measured at Fair Value on a Recurring Basis at December 31, 2020:

	As of December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets:
Mutual Funds	$117,176,704	$117,176,704	$-	$-
Kimco Realty Company Stock	4,535,523	4,535,523	-	-
Investments measured at net asset value: Common Collective Trust (a)	11,202,867
Total Assets	$132,915,094	$121,712,227	$-	$-

(a)

In accordance with Topic 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by T. Rowe Price.

4.	PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances will remain 100% vested and be distributed in accordance with Plan provisions.

5.	TAX STATUS:

The Plan has received a favorable determination letter, dated October 28, 2016, from the IRS which states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”). The Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS:

Transactions in shares of Kimco Realty Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2021, the Plan made purchases of $929,579 and had sales of $1,418,682 of Kimco Realty Corporation common stock. There were no participant transfers during the years ended December 31, 2021 and 2020.

During the plan years ended December 31, 2021 and 2020, the unrealized gain(loss) on the Kimco Realty Corporation common stock was $2,583,738 and ($1,200,375), respectively. In addition, there were $204,597 and $234,906 of Kimco Realty Corporation common stock dividends that were reinvested during the plan years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Plan held 285,046 shares and 302,167 shares of Kimco Realty Corporation common stock at a value of $7,026,374 and $4,535,523, respectively.

Certain members of Kimco Realty Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Kimco Realty Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the years ended December 31, 2021 and 2020.

TRP RPS serves as the record keeper to maintain the individual accounts of each Plan participant as the Plan’s trustee. Substantially all administrative expenses of the Plan are paid by the Company. The Plan has a revenue-sharing agreement with TRP RPS where TRP RPS would apply administrative credits to certain administrative fee payments. The administrative credits would be used to pay certain administrative expenses of the Plan, as directed by the Company. See Footnote 1 for further details.

Certain Plan investments are held in Kimco Realty Corporation common stock (the Plan Sponsor), shares of mutual funds offered by TRP RPS or a stable value common trust fund. These investments, as well as participant loans, qualify as permitted party-in-interest transactions as defined by ERISA.

7.	STABLE VALUE COMMON TRUST FUND:

The T. Rowe Price Stable Value Common Trust Fund (“the Trust”) is a common collective trust operated by T. Rowe Price Trust Company.  Each investor’s beneficial interest in the net assets of the trust is represented by units. Trust units are generally issued and redeemed only on a valuation date and at the net asset value per unit computed on that date. Trust units may be redeemed on a daily basis to meet benefit payments and other participant-initiated withdrawals permitted by retirement plans invested in the Trust. The retirement plans invested in the Trust are required to provide either 12 or 30 months’ advance written notice to the trustee prior to redemption of Trust units; the notice period may be shortened or waived by the trustee in its sole discretion.

Circumstances That Affect the Trust — The Trust invests in assets, typically fixed income securities or bond funds, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Trust in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between NAV and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at NAV upon the occurrence of certain events. These events include:

●	Any substantive modification of the Trust or the administration of the Trust that is not consented to by the wrap issuer
●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Trust’s cash flow
●	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Trust’s NAV may decline if the market value of its assets declines. The Trust’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Trust is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Trust’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Trust may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500:

  The following is a reconciliation of the December 31, 2021 net assets available for benefits per financial statements to Form 5500:

Net assets available for benefits per financial statements	$156,651,943
Other Receivable (Transfer from the Weingarten Plan)	58,365,726
Net assets available for benefits per Form 5500	$215,017,669

  The following is a reconciliation of net increase in net assets available for benefits for the year ending December 31, 2021 per financial statements to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$22,134,372
Transfer from the Weingarten Plan	58,365,726
Net increase in net assets available for benefits per Form 5500	$80,500,098

Kimco Realty Corporation 401(k) Plan

Supplemental Information

Schedule H (Form 5500), Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2021

EIN: 13-2744380 Plan Number: 001

Identity of issuer, borrower, lessor, or similar party (a) (b)	Description of investment, including maturity date, rate of interest, collateral and par, or maturity value (c)	Number of shares/units held	Cost (d)	Current value (e)
Carillon	Carillion Eagle MD CP GR FD R6	21,683 units	**	$2,134,523
Cohen and Steers	Cohen & Steers INSTL Realty	13,854 units	**	819,868
Fidelity	Fidelity Adv Total Bond Z	313,797 units	**	3,467,452
Hartford Mutual Funds	Hartford Equity Income R6	140,374 units	**	3,248,262
Hartford Mutual Funds	Hartford Intl Opportunities R6	109,454 units	**	2,205,505
Invesco	Invesco Developing MKTS R6	11,732 units	**	551,404
Invesco	Invesco INTL SML-MID COM R6	22,892 units	**	1,303,248
*Kimco Realty Corporation	Kimco Realty Corp Stock	285,046 shares	**	7,026,374
MFS	MFS GROWTH R6	36,188 units	**	7,078,286
*T. Rowe Price	TRP Stable Value Fund - N	9,743,052 units	**	9,743,052
*T. Rowe Price	Retirement 2005 I Class	247 units	**	3,214
*T. Rowe Price	Retirement 2010 I Class	14,222 units	**	191,565
*T. Rowe Price	Retirement 2015 I Class	279,011 units	**	3,939,638
*T. Rowe Price	Retirement 2020 I Class	558,619 units	**	8,295,498
*T. Rowe Price	Retirement 2025 I Class	1,307,823 units	**	20,925,175
*T. Rowe Price	Retirement 2030 I Class	882,276 units	**	14,760,473
*T. Rowe Price	Retirement 2035 I Class	612,100 units	**	10,723,986
*T. Rowe Price	Retirement 2040 I Class	1,114,204 units	**	20,100,243
*T. Rowe Price	Retirement 2045 I Class	560,074 units	**	10,372,575
*T. Rowe Price	Retirement 2050 I Class	213,889 units	**	3,952,665
*T. Rowe Price	Retirement 2055 I Class	165,858 units	**	3,101,537
*T. Rowe Price	Retirement 2060 I Class	44,049 units	**	829,877
*T. Rowe Price	Retirement 2065 I Class	1,359 units	**	17,122
*T. Rowe Price	TRP Dividend GR I	39,856 units	**	2,951,349
*T. Rowe Price	NEW HORIZONS - I CL	97,805 units	**	7,533,883
*T. Rowe Price	US Treasury Money Fund	850 units	**	850
Undiscovered Managers	Undisc Mgrs Behavioral Val R6	10,129 units	**	845,486
Vanguard	Vanguard 500 Index Admiral	14,214 units	**	6,251,640
Vanguard	Vanguard Mid-Cap Ind-Admiral	1,592 units	**	502,091
Vanguard	Vanguard Small Cap Index, Adm	6,940 units	**	752,055
Vanguard	Vanguard Total Bond Index Adm	47,585 units	**	532,474
Vanguard	Vanguard Ttl Intl Stk Ind Adm	10,810 units	**	369,700
Wells Fargo Advantage	Allspring Spe Md Cp Val R6	5,691 units	**	287,954
Total investments per Financial Statements				154,819,024
*Plan Participants	Notes receivable from participants (at rates ranging from 4.25%-6.50% and terms of maturity ranging from one to 10 years at time of issuance)		-	1,262,761
Total investments per Form 5500				$156,081,785

*Denotes a party-in-interest as defined by ERISA

**Cost is not required to be disclosed for participant directed investments

Kimco Realty Corporation 401(k) Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, on the 29th day of June 2022.

Kimco Realty Corporation 401(k) Plan, as administrator

By: /s/ Glenn G. Cohen

Glenn G. Cohen

Its: Chief Financial Officer